William Burkhart
Senior Vice President and
General Counsel
November 26, 2007
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4651
Washington, DC 20549
Attention: Timothy A. Geishecker, Senior Counsel

Re:	Timken Co.
Definitive 14A
Filed on March 23, 2007
File Number 001-01169
Dear Mr. Geishecker:
     The Timken Company, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated September 26, 2007 (the “Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A, filed March 23, 2007 (the “Proxy Statement”).
     Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.
Continuing Directors, page 6
1.	We note your disclosure on page 7 regarding related parties. Please describe the standards applied to your policies and procedures with respect to transactions with related persons. Refer to Item 404(b) of Regulation S-K.

Response:
     The Company has a Standard of Business Ethics Policy and a Policy Against Conflicts of Interest, both of which are publicly available on our website. Pursuant to the Policy Against Conflicts of Interest, an employee or Director is prohibited from placing himself or herself in a position in which his or her personal interests could interfere in any way – or even appear to interfere — with the interests of the Company or any of its subsidiaries. Any potential conflict of interest involving the Company’s executive officers or Directors must be disclosed to the Company’s General Counsel. While not every situation can be identified in a written policy, the Policy Against Conflicts of Interest does specifically prohibit the following situations:
(1)	Competing against the Company.

(2)	Holding a significant financial interest in a company doing business with or competing with the Company.
The Timken Company
Mail Code: GNE-14
1835 Dueber Ave SW
PO Box 6928
Canton, OH 44706-0928
United States
Telephone: 330-471-3002
Facsimile: 330-471-4041
william.burkhart@timken.com

November 26, 2007
Securities and Exchange Commission
(3)	Accepting gifts, gratuities or entertainment from any customer, competitor or supplier of goods or services to the Company except to the extent they are customary and reasonable in amount and not in consideration for an improper action by the recipient.

(4)	Using for personal gain any business opportunities that are identified through a person’s position with the Company.

(5)	Using Company property, information or position for personal gain. All Company property, including proprietary and confidential information, may be used only in connection with Company business. The duty to preserve the confidentiality of proprietary and confidential information continues even after a person has left the Company.

(6)	Maintaining other employment or a business that adversely affects a person’s job performance at the Company.

(7)	Doing business on behalf of the Company with a relative or another company employing a relative.
     In future filings, the Company will include more discussion of its review of related person transactions as described in Item 404(b) to the extent such information is material and required to be disclosed.
Compensation Discussion and Analysis, page 16
2.	The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named executive officers. Your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. For your discussion of the Compensation Discussion and Analysis, please explain and place in context why you chose to pay each element. Refer to Item 402(b)(1)(iv) of Regulation S-K.
     Response:
     In future filings, the Company will address the staff’s concern by providing more analysis of the qualitative and quantitative factors considered in determining each named executive officer’s compensation.
     We respectfully submit that the Company disclosed why it chose to pay each element included in the total program. For example, on pages 16 and 17 of the Proxy Statement, the Company discusses the factors evaluated in determining increases or decreases in compensation, including promotions, individual performance, market compensation trends and changes in the executive’s responsibility. It also discusses how the Company looked at each component of pay in the aggregate, including the allocation of value between components of pay and the relationship between current compensation and long-term compensation. The Company also refers to the use of quantitative market data in determining appropriate pay levels for executives. Beginning on page 18 of the Proxy Statement, the Company describes the rationale and approach behind specific elements of its program, including base salaries, annual performance awards, long-term incentives and other programs.
The Timken Company

November 26, 2007
Securities and Exchange Commission
     For clarification, the Company’s processes for determining compensation elements are, in general, not driven by formulae, algorithms or matrices. For example, the Company does not have a prescribed mix between short-term and long-term incentive pay, but rather establishes target compensation levels for short-term and long-term pay that are consistent with market practice. While we cannot anticipate the Compensation Committee’s process in determining final 2007 compensation, from our past experience we expect that its process may be one in which we may not be able to identify, quantify or analyze specific factors or weigh their interrelationships, even though we may be fully able to disclose the result. Such result, and the factors considered by the Compensation Committee in making its determinations, may in the future be the only material information we are able to provide shareholders, in compliance with the staff’s “principles based” disclosure requirements, in regard to our compensation processes.
3.	We note that you have not provided sufficient quantitative discussion of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation, especially with respect to long-term incentives. For example, we note your description of targets and percentages on pages 18 to 20; however, it is unclear what target each executive officer actually achieved and how they relate to the compensation paid. Please quantify accordingly, concentrating on how you determined the targets, specifying the original targets and whether or not the target was achieved. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.
     Response:
     In future filings, the Company anticipates disclosing its historical performance targets considered in determining the amounts payable to the named executive officers under the Senior Executive Management Performance Plan and for performance units under the Long-Term Incentive Plan for the prior year, except to the extent such disclosure would result in competitive harm.
     As the Company indicated in the Proxy Statement, the Company’s incentive compensation consists of short-term cash awards under the Senior Executive Management Performance Plan and long-term incentive awards under the Long-Term Incentive Plan.
     Senior Executive Management Performance Plan
     As discussed in the Proxy Statement, during 2006, the named executive officers participated in the Senior Executive Management Performance Plan. Under this plan, for 2006 there were two performance measures: (1) earnings before
The Timken Company

November 26, 2007
Securities and Exchange Commission
interest and taxes as a percentage of beginning invested capital, excluding the effects of restructuring and impairment charges and accounting change charges, in each case as defined by generally accepted accounting principles (“EBIT/BIC”); and (2) working capital as a percentage of sales. Under the Senior Executive Management Plan, EBIT/BIC constituted 80% of the total award calculation and working capital as a percentage of sales constituted 20% of the total award calculation.
     For 2006, the Senior Executive Management Performance Plan provided the Chief Executive Officer and the Chairman a target award opportunity of 100% of base salary. The Plan provided the other named executive officers a target award opportunity of 60% of base salary. The actual awards could have been higher or lower than the target opportunity based on the results for each performance measure, and the extent to which the Compensation Committee exercised any negative discretion.
     A minimum level of performance for each measure is established each year, below which no annual performance awards are earned. For 2006, this minimum, or threshold, level was 4.0% for the EBIT/BIC measure and 30.0% for the working capital measure. Target performance levels for each measure are also established each year. For 2006, the target performance level was 7.5% for the EBIT/BIC measure and 26.4% for the working capital measure. Finally, maximum performance levels for each measure are also established each year. No additional payments can be made for performance above the maximum level. For 2006, the maximum performance level was 17.0% for the EBIT/BIC measure and 20.0% for the working capital measure.
     For 2006, the Compensation Committee established the specific quantitative target performance levels for the Senior Executive Management Performance Plan based on the following key considerations:
•	the level of performance the Company desires to achieve over the course of a full business cycle;

•	competitive market practice with respect to target performance levels;

•	the Company’s historical performance and cost of capital;

•	the Company’s business plan for the upcoming year; and

•	the recognition that compliance with Section 162(m) of the Internal Revenue Code precludes the exercise of positive discretion in determining actual payments at the end of the year.
The Compensation Committee does not engage in a “clean slate” review of the specific performance targets each year. Instead, the Compensation Committee reviews the prior years’ target performance levels in light of the considerations mentioned above to determine whether any relative increases or decreases in the levels are warranted. For 2006, the Compensation Committee determined to increase the target EBIT/BIC performance level from the prior year to reflect improved performance expectations over the prior year as well as to move towards competitive market performance expectations.
The Timken Company

November 26, 2007
Securities and Exchange Commission
     The Compensation Committee has also determined that, because it does not want to pay incentives for financial results that fall below minimum acceptable levels, there should be threshold levels of performance below which the Company should not make annual cash award payments. Similarly, the Compensation Committee has determined that making additional annual cash award payments for performance above maximum performance targets has no beneficial incentive effect. When establishing the threshold and maximum performance levels, the Compensation Committee reviews the considerations mentioned above as well as the prior years’ threshold and maximum targets and determines whether any relative increases or decreases in the levels are warranted to achieve its compensation goals. For 2006, performance at the threshold levels would have resulted in an award of 16% of the target level, and performance at the maximum level would have resulted in an award of 250% of the target levels, in each case prior to the exercise of negative discretion by the Compensation Committee.
     For 2006, Company performance against the Senior Executive Management Performance Plan targets equaled 13.5% for the EBIT/BIC measure and 24.7% for the working capital measure. These results meant that, unless the Compensation Committee exercised negative discretion to lower cash award payments below the amounts actually earned based on the Company’s performance, the named executive officers were entitled to cash payments equal to 181% of their target award opportunities (which opportunities were 100% of base salary for the Chief Executive Officer and the Chairman and 60% of base salary for the other named executive officers).
     The Compensation Committee did, however, exercise negative discretion under the Senior Executive Management Performance Plan to determine the named executive officers’ final 2006 annual cash payout amounts. The Compensation Committee exercised negative discretion for each named executive officer based on the following considerations:
•	the Compensation Committee’s assessment of the actual 2006 financial performance by the Company;

•	lower payouts, as a percentage of target opportunity, under the Company’s Management Performance Plan, which covers management level employees other than the named executive officers; and

•	in the case of the two named executive officers who are presidents of business units, the performance of the specific business unit for which the officer is responsible.
In this way, the Compensation Committee used negative discretion to bring the named executive officers’ annual cash payouts more in line, as a percentage of target opportunity, with payouts made to other management employees. As a result of this negative discretion, the 2006 cash award payout under the Senior Executive Management Performance Plan equaled 100% of the target opportunity (100% of base salary) for the Chief Executive Officer and the Chairman and between 64% and 134% of the target opportunities (60% of base salary) for the other named executive officers.
The Timken Company

November 26, 2007
Securities and Exchange Commission
     Performance Units
     The named executive officers also participated in 2006 in the Long-Term Incentive Plan. Under this plan, the named executive officers receive awards of performance units at the start of three-year performance periods, and the awards are designed to focus the officers’ efforts on medium-term (three year) performance goals of the Company. The Compensation Committee established two performance measures for the awards granted for the 2004 – 2006 performance cycle (which were granted in 2004): (1) average return on equity; and (2) sales growth over the 2004 – 2006 performance cycle. Each measure was weighted equally. As discussed in further detail in the response to Comment #4 below, the performance targets under the plan are derived from the Company’s three-year strategic plan.
     Each named executive officer received a target payout opportunity for the performance units, determined as a percentage of the officer’s base salary in effect on January 1, 2004. For the 2004 - 2006 cycle, the plan provided the Chief Executive Officer a target payout opportunity of 100% of base salary and the other named executive officers target payout opportunities from 70% to 80% of their January 1, 2004 base salaries.
     A minimum level of performance for each measure was established in 2004 when the performance units were granted, and no performance awards are earned for performance below these minimum levels. For the 2004 – 2006 cycle, this minimum, or threshold, level was 4.3% for the average return on equity measure and 0.2% (compound annual growth rate, or CAGR) for the sales growth measure. Target performance levels for each measure were also established in 2004. For the 2004 – 2006 cycle, the target performance level was 7.1% for the average return on equity measure and 3.7% (CAGR) for the sales growth measure. Finally, maximum performance levels for each measure were also established in 2004. No additional payouts can be made for performance above the maximum level. For the 2004 – 2006 cycle, the maximum performance level was 9.9% for the average return on equity measure and 7.1% (CAGR) for the sales growth measure.
     The specific quantitative target performance levels for performance units are based on the Company’s three-year strategic plan. The Compensation Committee selected average return on equity and compound annual sales growth because it believes that achievement of the Company’s strategic plan for both of these measures is closely linked to the creation of shareholder value. The Compensation Committee has also determined that, because both of these measures should be taken into account in measuring achievement of the strategic plan, failure to reach threshold levels of performance on either measure should result in no award being paid under performance units. In addition, as with the annual cash incentive payments, the Compensation Committee has determined that making additional award payments for performance above maximum levels has no beneficial incentive effect. The Compensation Committee considers these factors as well as competitive market practice when establishing the threshold and maximum performance levels. For the 2004 – 2006 cycle, performance at the threshold levels would have resulted in an award of 50% of the target level, and performance at the maximum level would have resulted in an award of 150% of the target levels, in each case prior to the exercise of negative discretion by the Compensation Committee.
     For performance units for the 2004 – 2006 cycle, Company performance exceeded the maximum level for both measures, with 11.6% average return on
The Timken Company

November 26, 2007
Securities and Exchange Commission
equity and 11.9% compound annual sales growth, resulting in an award of 150% of target level for the named executive officers. These results meant that the Chief Executive Officer was entitled to a cash payment equal to 150% of his base salary and the other named executive officers were entitled to cash payments equal to between 105% and 120% of their January 1, 2004 base salaries. The Compensation Committee did not exercise negative discretion in connection with payouts under these performance units.
4.	We note that you have considered targets for 2007 and subsequent years. Please disclose such targets or provide a supplemental analysis consistent with the prior comment.
     Response:
     As discussed in the Proxy Statement, during its February 2007 meeting, the Compensation Committee set goals for the named executive officers under the Senior Executive Management Performance Plan and the Long-Term Incentive Plan.
     Under the Senior Executive Management Performance Plan, two performance measures were established for the 2007 performance period: (1) EBIT/BIC; and (2) working capital as a percentage of sales. Under this plan, EBIT/BIC will constitute 80% of the total award calculation and working capital as a percentage of sales will constitute 20% of the total award calculation in 2007.
     For 2007, the Senior Executive Management Performance Plan will provide the Chief Executive Officer and the Chairman a target award opportunity of 100% of base salary. The plan will provide the other named executive officers a target award opportunity of 60% of base salary. As in 2006, the actual award payouts could be either higher or lower than the target opportunity based on the results for each performance measure and the extent to which the Compensation Committee exercises negative discretion.
     Under the Long-Term Incentive Plan, the Compensation Committee established two performance measures for performance units for the 2007 – 2009 performance cycle: (1) return on equity; and (2) sales growth during that cycle. Each measure will be weighted equally, and the performance targets have been established. The specific targets for each measure have been derived from the Company’s three-year strategic plan.
     The target award opportunity for the performance units granted for the 2007 – 2009 cycle is 100% of base salary (as of January 1, 2007) for the Chief Executive Officer and the Chairman and ranges from 70% to 80% of base salary (as of January 1, 2007) for the other named executive officers, although the actual awards could be higher or lower than the target percentages depending upon the attainment of the performance targets.
     The Company strongly believes that disclosing the performance targets for the current year and for performance units granted in the current year will pose a significant risk of competitive harm. As stated above and in the Proxy Statement, one of the key considerations when establishing the targets for the Senior Executive Management Performance Plan is the Company’s business plan for the current year. Current-year targets are a strong reflection of, among other things, the Company’s internal views of the length and position in the business cycle as well as strategic
The Timken Company

November 26, 2007
Securities and Exchange Commission
actions that may be planned during the current year. This information could be used by competitors to infer sensitive information regarding the Company’s plans for the current year.
     Similarly, the targets for performance units granted for the 2007 – 2009 performance cycle are derived from the Company’s three-year strategic plan. This strategic plan may include planned acquisitions, divestitures and other strategic actions, as well as the Company’s forecast of business performance and growth. This strategic plan also reflects the Company’s confidential analysis of the business goals, opportunities and obstacles it will encounter during the coming years. Disclosing the performance targets for performance units granted in the current year will present a high risk of disclosure of critical elements of the Company’s strategic plan.
     Disclosure of the return on equity and sales growth targets for the next three-year performance cycle will effectively communicate to the Company’s competitors the Company’s profitability and sales aspirations, which could be used to derive inferences regarding the Company’s strategic actions. For example, a review of future targets compared to prior years’ results and trends derived from the Company’s Annual Report on Form 10-K could reveal projected trends in the Company’s sales growth and return on equity performance that could telegraph confidential planned strategies and tactics. To illustrate, if the Company were to disclose a sales growth target for 2007 — 2009 that was considerably different from the performance in prior periods, competitors might be able to infer positive or negative developments for the Company (such as the introduction of new products, the penetration of new markets, increases or decreases in market share, or previously unconfirmed acquisitions or divestitures). It is reasonable to expect that competitors will attempt to review and use disclosure of these targets to confirm their assumptions about the Company, especially about issues as sensitive and important as return on equity and sales growth. The Company intends to disclose these performance metrics when the performance cycle ends and any earned award is paid to the named executive officers.
     The Company did not disclose its current-year and future performance targets in the Proxy Statement, and given its current analysis, the Company does not anticipate disclosing current-year and future performance targets in future filings. However, the Company intends to provide additional disclosure of how difficult it will be for the Company to achieve the undisclosed targets during current and future performance periods in future filings (and, accordingly, how difficult it will be for participants to earn incentive awards), to the extent such information remains material.
5.	We note that you use individual performance to measure compensation as set forth in pages 16 to 18; however, we see minimal analysis and discussion of the effect individual performance has on compensation awards. Please disclose details and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K
The Timken Company

November 26, 2007
Securities and Exchange Commission
     Response:
     For 2006, each named executive officer’s individual performance was a factor in determining the level of such officer’s base salary increase, annual performance award and long-term incentive awards. Individual performance was based on the Compensation Committee’s subjective opinion of the officer’s overall performance of his or her duties and such officer’s contribution to the performance of the Company. For named executive officers (other than Messrs. Griffith and Timken), the Compensation Committee’s review of such officer’s performance was primarily based on Mr. Griffith’s assessment of each individual’s performance, which was discussed with the Compensation Committee.
     In future filings, the Company will clarify how the variable component of compensation is structured to reflect individual performance, to the extent such information is material. Where applicable, the Company will identify the specific elements of individual performance that are taken into account for determination of base salaries, annual bonus awards and long-term incentive grants.
6.	We note on pages 10 and 16 that you rely on companies that you consider your peers to determine your compensation. Please disclose the companies upon which you rely and the degree to which the Compensation Committee considered such companies comparable to you.
     Response:
     Neither the Company nor the Compensation Committee selects specific companies against which to benchmark executive pay levels. Rather, as discussed on page 17 of our Proxy Statement, the Company uses databases maintained by Towers Perrin and Hewitt Associates. The Company has chosen to use information regarding the pay practices of the companies in these databases with annual revenues between $3 and $6 billion because the Company believes the size and complexity of the organization should be reflected in how compensation is determined and believes that revenues are an appropriate indicator of size and complexity. The Compensation Committee’s decision to benchmark executive compensation levels to the practices of the companies in the databases with annual revenues within this range reflects the Company’s view that general industrial companies are the main source of and the market for the Company’s senior executive talent. Benchmarking pay to these general industrial companies ensures that the Company is positioned to attract and retain qualified senior executives in the face of competitive pressures in its relevant general labor markets.
     The identity of the companies in the databases is not material to the Company or its process. Additionally, the composition of these surveys, and in particular the companies that have annual revenues in the $3 to $6 billion range, may change from year to year through no act of the Company. Accordingly, although in future filings the Company will provide, to the extent material, additional descriptions of the reasons why it uses these general reference points, the Company respectfully submits that the identification and discussion of these companies, which typically number in the hundreds and vary from year to year, would not provide meaningful disclosure to the Company’s shareholders. The Company will, however, disclose the approximate number of companies in each survey.
The Timken Company

November 26, 2007
Securities and Exchange Commission
7.	The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No. 33-8732A. In this regard, we note disparities in Mr. Griffith’s compensation, particularly the option awards and the change in pension value and nonqualified deferred compensation earnings, as compared to those of other named executive officers. Please provide a more detailed discussion of how and why Mr. Griffith’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.
     Response:
     The Company respectfully submits that the Compensation Discussion and Analysis contained in the Proxy Statement already sufficiently identifies any material differences in compensation policies with respect to the individual named executive officers. Unless already specifically discussed in the Compensation Discussion and Analysis section of the Proxy Statement, there were no differences in the compensation policies with respect to individual named executive officers in 2006. To the extent that there are any material differences in compensation policies among named executive officers, the Company will disclose such differences in future filings.
     Please be advised that the disparity in Mr. Griffith’s compensation compared to the other named executive officers reflects the fact that the Company has benchmarked his total compensation (base salary, annual incentives and long-term incentive grants) to the total compensation of chief executive officers of the Company’s chosen market benchmark (as described on page 17 of the Proxy Statement), and not to internal pay equity standards. Accordingly, the amount of Mr. Griffith’s compensation is higher than the other named executives because it reflects the competitive market for chief executive officer services, and not because of compensation policies different from those applied to the other named executive officers.
     In addition, part of the disparity the staff has identified among compensation levels for Mr. Griffith and the other named executive officers is an artifact of: (1) the staff’s December 2006 amended rule requiring the amount shown in the Summary Compensation Table to be based on FAS 123R expense recognized during the year; and (2) how changes in pension values are reflected in the Summary Compensation Table (resulting in disproportionately large values for individuals who are near retirement eligibility). Although the policies and procedures underlying the Company’s pension programs are the same for all participants, the age and length of service (including service as an officer of the Company) of each participant can have a significant effect on the benefit calculation for such participant because the programs have changed over time. Because Mr. Griffith’s benefits under the Qualified Pension Plan are based on his base salary and cash annual incentive compensation for the five highest non-consecutive years (out of the final ten years), the calculated value of his pension has increased as his salary and cash annual incentive compensation has increased. In addition, as described on page 31 of the Proxy Statement, three of the named executive officers do not accumulate any additional years of service, or have any years of service, under the Company’s Qualified Pension Plan pursuant to the terms of that plan due to their age and years of service when the plan was modified in 2003.
The Timken Company

November 26, 2007
Securities and Exchange Commission
8.	Please provide a materially complete description of the consultants’ roles with the company in the context of the relationships between management, the Compensation Committee and Towers Perrin. Your disclosure should include a complete description of the nature and scope of the assignments of the consultant and how its roles and responsibilities differ depending on whether it has been engaged by management or the Compensation Committee and the interaction, if any, between the various groups. See Item 407(e)(3)(iii) of Regulation S-K.
     Response:
     In future filings, the Company will expand its disclosure regarding the nature and scope of responsibilities of the compensation consultant and the material elements of the instructions and directions given to the consultant with respect to the performance of its duties under its engagement.
     Please be advised that for 2006, the Compensation Committee discussed its compensation philosophy with Towers Perrin, as described in the Compensation Discussion & Analysis, but otherwise did not impose any specific limitations or constraints on, or otherwise direct, the manner in which Towers Perrin performed its advisory services. During 2006, Towers Perrin’s primary areas of assistance were:
•	Gathering market compensation practice information related to questions raised by the Compensation Committee and management;

•	Reviewing information developed by management for the Compensation Committee and providing its input on such information to the Committee;

•	Attending and participating in meetings with the Committee, as well as briefings with the Committee Chair and management prior to meetings; and

•	Reviewing with management and the Committee materials to be used in the Company’s 2007 Proxy Statement.
The Compensation Committee authorized Towers Perrin to interact with the Company’s management, as needed, on behalf of the Compensation Committee, such as to obtain or confirm information.
Termination of Employment and Change-In-Control Agreements, page 32
9.	Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits. Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.
     Response:
     In future filings, the Company will include additional disclosure regarding how the appropriate payment and benefit levels were determined under the various circumstances that trigger payments or provisions of benefits upon termination or a change in control, including a discussion of why the Company has chosen to pay various multiples of the components of compensation as severance or change-in-control payments and to disclose the multiples of compensation that the cash severance payments represent, to the extent such information remains material.
The Timken Company

November 26, 2007
Securities and Exchange Commission
     Please note that pages 32-34 of the Proxy Statement contain a description of the severance benefits to which each of the named executive officers would be entitled under various termination scenarios. The level of these severance benefits is reflective of the Company’s perception of the market practices for their positions. The Company determined the policies that would apply under the applicable agreements based an assessment of competitive market practice by Towers Perrin. Specific dollar values were not targeted by the Compensation Committee or management, although the Compensation Committee did review “tally sheets” that showed the estimated cost of such benefits under various scenarios. These estimates are subject to change regularly based on the assumptions of fact used at the time of the analysis.
*   *   *
     In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 471-3002.
Sincerely,
/s/ William R. Burkhart
The Timken Company